Exhibit 99.1
Agria Changes Fiscal Year End and Brings Forward
Next Intended Financial Report
Beijing, China — September 29, 2011 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, today announced a change of fiscal year end from December 31 to June 30 to align its reporting with that of PGG Wrightson (NZE: PGW), its largest subsidiary.
In May 2011, Agria’s subsidiary increased its holding in PGW to 50.01%. The management of both companies are working closely together to identify and realize incremental revenue, cost saving and profit generating opportunities in New Zealand and China.
In accordance with the relevant U.S. securities laws and regulations, Agria intends to file a transitional report on Form 20-F on or before December 27, 2011. This transitional report will include Agria’s financial statements for the six months ended June 30, 2011. Had Agria not changed its fiscal year end, its next annual report on Form 20-F would have been for the year ending December 31, 2011 and would have been required to be filed by no later than April 30, 2012.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with operations in China and internationally. In China, we engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We own through Agria Asia a 50.01% equity interest in PGW, New Zealand’s largest agricultural services company. PGG Wrightson reported turnover of NZ$1.2 billion (US$1.0 billion) for the twelve months ended June 30, 2011. For more information about PGW, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:

John Layburn, CFO;	David Pasquale

Chief Strategy and Compliance Officer	Senior Vice President

China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117

john.layburn@agriacorp.com	david.pasquale@agriacorp.com

Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.